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September 8, 2016	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR and HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Jaskot, Dorrie Yale

Re:	Novan, Inc.

Registration Statement on Form S-1, Filed August 24, 2016

File No. 333-213276

Ladies and Gentlemen:

On behalf of our client, Novan, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was publicly filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2016. This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Nathan Stasko, the Company’s President and Chief Executive Officer, dated September 1, 2016. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Registration Statement filed on August 24, 2016, in the traditional non-EDGAR format.

Business, page 76

Our Nitric Oxide-Based Solution for the Treatment of Acne Vulgaris, page 88

September 8, 2016

1.	We note your disclosure on page 89 regarding a third party survey commissioned by you. Please confirm whether you commissioned this study for use in the registration statement. Please also identify the party and file a consent pursuant to Rule 436 of the Securities Act. Please provide additional details about the study so that an investor may understand its significance, including the other “approved acne products” included in the study (including what is meant by approved), the similar characteristics of the hypothetical product that were provided to respondents, how you determined that respondents ranked the hypothetical product as more efficacious and more tolerable (including the particular rankings assigned by respondents and the number of respondents who gave such ratings). Please also disclose any differences between SB204 and the hypothetical product and the significance of these findings given that SB204 is still in clinical stage and certain attributes of SB204 may change. In the alternative, please delete the discussion of this survey.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of the Registration Statement to delete the discussion of this survey.

Our Nitric Oxide-Based Solution for the Treatment of Genital and Perianal Warts, page 102

2.	We note that you have revised your disclosure to remove the statement that findings in the interim analysis were not statistically significant. The disclosure now includes percentages suggesting that the interim analysis showed a 21% complete clearance versus a 13% complete clearance with vehicle once-daily. Please tell us why your conclusions regarding the interim analysis have changed. Please also tell us why the study with vehicle previously showed complete clearance for 3 out of 12 patients, but now shows complete clearance for 1 out of 8 patients.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 103 to restore the statement that findings in the interim analysis were not statistically significant and to include results from the interim analysis for SB206 4% twice daily compared to vehicle twice daily. The Company also advises the Staff that it stopped the twice daily dosing of patients, Cohort 1, due to the local intolerability and cutaneous adverse events with SB206 4% twice daily. The previous Registration Statement disclosed the combined vehicle response rate for the subjects treated with the once and twice daily vehicle, 3 out of 12 patients total. Due to the decision to cease dosing with SB206 4% twice daily and the inclusion of this disclosure in the Registration Statement, we had revised the disclosure to include the efficacy assessment of only the once daily vehicle, 1 out of 8 patients.

September 8, 2016

Preclinical Evidence for Atopic Dermatitis, page 109

3.	We note your statement that you have observed “statistically-significant, dose-responsive topical anti-inflammatory activity in a series of in vivo studies using an oxazolone-induced model to assess anti-inflammatory activity.” Please expand your disclosure to provide the results, including p-values, of the analysis showing statistically significant activity. Please also clarify which NCEs were used in the study (NVN1000, NVN4000, etc).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 109 of the Registration Statement in response to the Staff’s comment.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1366 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes

Latham & Watkins LLP

cc:(via)	email

Nathan Stasko, President and Chief Executive Officer, Novan, Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Brent B. Siler, Cooley LLP